ISPIRE TECHNOLOGY INC.

19700 Magellan Drive

Los Angeles, CA 90502

March 19, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549

Re:	Ispire Technology Inc.
Registration Statement on Form S-1/A
File No. 333-276804

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Ispire Technology Inc., hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 5:00 p.m. EDT on Thursday, March 21, 2024, or as soon as thereafter practicable.

Very truly yours,

/s/ Michael Wang
Michael Wang
Co-Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP